SECURITIES AND EXCHANGE COMMISSION
 -------------------------------------------------------------------------------
                             Washington, D.C. 20549





                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                                  Merisel, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    589849108
                                 (CUSIP Number)


           Judith A. Witterschein, Vice President & Corporate Counsel
         Stonington Partners, Inc., 767 Fifth Avenue, New York, NY 10153
                                 (212) 339-8536
                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                                 Communications)

                                December 19, 1997
             (Date of Event which Requires Filing of this Statement)

 ................................................................................


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

                                       13D
                                       ---

CUSIP No. 589849108

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Phoenix Acquisition Company II, L.L.C.
         ----------------------------------------------------------------------

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)

|_|      (a)
             ------------------------------------------------------------------

|_|      (b)
             ------------------------------------------------------------------

(3)      SEC Use Only
                       --------------------------------------------------------

(4)      Source of Funds (See Instructions)  OO
                                             ----------------------------------
         ----------------------------------------------------------------------


(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).
         ----------------------------------------------------------------------

(6)      Citizenship or Place of Organization  Delaware
                                               --------------------------------

     Number of             (7)      Sole Voting Power  50,000,000 Shares
      Shares                                           ---------------------
   Beneficially                     ----------------------------------------
     Owned by              (8)      Shared Voting Power
       Each                                            ---------------------
     Reporting             (9)      Sole Dispositive Power  50,000,000 Shares
      Person                                                ----------------
       With                         ----------------------------------------
                           (10)     Shared Dispositive Power
                                                             ---------------
                                    ----------------------------------------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person 50,000,000 Shares
         -----------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                      ----------------------------------------------------------

(13)     Percent of Class Represented by Amount in Row (11)  62.44%
                                                             -------------------
         -----------------------------------------------------------------------

(14)     Type of Reporting Person (See Instructions)  OO
                                                      --------------------------

                                       13D
                                       ---

CUSIP No. 589849108

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Stonington Capital Appreciation 1994 Fund, L.P.
         ----------------------------------------------------------------------

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)

|_|      (a)
             ------------------------------------------------------------------

|_|      (b)
             ------------------------------------------------------------------

(3)      SEC Use Only
                       --------------------------------------------------------

(4)      Source of Funds (See Instructions)  OO
                                             ----------------------------------
         ----------------------------------------------------------------------


(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).
         ----------------------------------------------------------------------

(6)      Citizenship or Place of Organization  Delaware
                                               --------------------------------

     Number of             (7)      Sole Voting Power
      Shares                                           ------------------------
   Beneficially                     -------------------------------------------
     Owned by              (8)      Shared Voting Power 50,000,000 Shares
       Each                                            ------------------------
     Reporting             (9)      Sole Dispositive Power
      Person                                                -------------------
       With                         -------------------------------------------
                           (10)     Shared Dispositive Power 50,000,000 Shares
                                                             ------------------
                                    -------------------------------------------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person 50,000,000 Shares
         -----------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                      ----------------------------------------------------------


(13)     Percent of Class Represented by Amount in Row (11)  62.44%
                                                             -------------------
         -----------------------------------------------------------------------

(14)     Type of Reporting Person (See Instructions)  PN
                                                      --------------------------

                                       13D
                                       ---

CUSIP No. 589849108

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Stonington Partners, L.P.
         ----------------------------------------------------------------------

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)

|_|      (a)
             ------------------------------------------------------------------

|_|      (b)
             ------------------------------------------------------------------

(3)      SEC Use Only
                       --------------------------------------------------------

(4)      Source of Funds (See Instructions)  OO
                                             ----------------------------------
         ----------------------------------------------------------------------


(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).
         ----------------------------------------------------------------------

(6)      Citizenship or Place of Organization  Delaware
                                               --------------------------------

     Number of             (7)      Sole Voting Power
      Shares                                           ------------------------
   Beneficially                     -------------------------------------------
     Owned by              (8)      Shared Voting Power 50,000,000 Shares
       Each                                            ------------------------
     Reporting             (9)      Sole Dispositive Power
      Person                                                -------------------
       With                         -------------------------------------------
                           (10)     Shared Dispositive Power 50,000,000 Shares
                                                             ------------------
                                    -------------------------------------------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person 50,000,000 Shares
         -----------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                      ----------------------------------------------------------


(13)     Percent of Class Represented by Amount in Row (11)  62.44%
                                                             -------------------
         -----------------------------------------------------------------------

(14)     Type of Reporting Person (See Instructions)  PN
                                                      --------------------------

                                       13D
                                       ---

CUSIP No. 589849108

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Stonington Partners, Inc. II
         ----------------------------------------------------------------------

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)

|_|      (a)
             ------------------------------------------------------------------

|_|      (b)
             ------------------------------------------------------------------

(3)      SEC Use Only
                       --------------------------------------------------------

(4)      Source of Funds (See Instructions)  OO
                                             ----------------------------------
         ----------------------------------------------------------------------


(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).
         ----------------------------------------------------------------------

(6)      Citizenship or Place of Organization  Delaware
                                               --------------------------------

     Number of             (7)      Sole Voting Power
      Shares                                           ------------------------
   Beneficially                     -------------------------------------------
     Owned by              (8)      Shared Voting Power 50,000,000 Shares
       Each                                            ------------------------
     Reporting             (9)      Sole Dispositive Power
      Person                                                -------------------
       With                         -------------------------------------------
                           (10)     Shared Dispositive Power 50,000,000 Shares
                                                             ------------------
                                    -------------------------------------------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person 50,000,000 Shares
         -----------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                      ----------------------------------------------------------


(13)     Percent of Class Represented by Amount in Row (11)  62.44%
                                                             -------------------
         -----------------------------------------------------------------------

(14)     Type of Reporting Person (See Instructions)  CO
                                                      --------------------------

                                       13D
                                       ---

CUSIP No. 589849108

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Stonington Partners, Inc.
         ----------------------------------------------------------------------

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)

|_|      (a)
             ------------------------------------------------------------------

|_|      (b)
             ------------------------------------------------------------------

(3)      SEC Use Only
                       --------------------------------------------------------

(4)      Source of Funds (See Instructions)  OO
                                             ----------------------------------
         ----------------------------------------------------------------------


(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).
         ----------------------------------------------------------------------

(6)      Citizenship or Place of Organization  Delaware
                                               --------------------------------

     Number of             (7)      Sole Voting Power
      Shares                                           ------------------------
   Beneficially                     -------------------------------------------
     Owned by              (8)      Shared Voting Power 50,000,000 Shares
       Each                                            ------------------------
     Reporting             (9)      Sole Dispositive Power
      Person                                                -------------------
       With                         -------------------------------------------
                           (10)     Shared Dispositive Power 50,000,000 Shares
                                                             ------------------
                                    -------------------------------------------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person 50,000,000 Shares
         -----------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                      ----------------------------------------------------------


(13)     Percent of Class Represented by Amount in Row (11)  62.44%
                                                             -------------------
         -----------------------------------------------------------------------


SS_NYL3A/57931 1

(14)     Type of Reporting Person (See Instructions)  CO
                                                      --------------------------

                  This Amendment No. 2 amends the Statement on Schedule 13D filed with the Securities and Exchange Commission on September 29, 1997, as amended by Amendment No. 1 to Schedule 13D filed with the Securities and Exchange Commission on October 10, 1997, by Phoenix Acquisition Company II, L.L.C. ("Phoenix"), Stonington Capital Appreciation 1994 Fund, L.P. (the "Fund"), Stonington Partners, L.P. ("Stonington L.P.), Stonington Partners, Inc. II ("Stonington II") and Stonington Partners, Inc. ("Stonington"). This Amendment No. 2 is filed with respect to the shares of common stock, par value $0.01 per share (the "Shares"), of Merisel, Inc., a Delaware corporation (the "Company").

                  On September 19, 1997, Phoenix entered into a Stock and Note Purchase Agreement (the "Agreement") with the Company and Merisel Americas, Inc., a Delaware corporation and wholly owned subsidiary of the Company ("Merisel Americas"), pursuant to which Phoenix purchased from the Company 4,901,316 Shares (the "Purchased Shares") for $14.9 million. Also pursuant to the Agreement Phoenix acquired a Convertible Promissory Note (the "Note") from the Company and Merisel Americas for $137.1 million. The Note automatically converts into approximately 45,098,684 Shares (the "Conversion Shares") (the Purchased Shares and the Conversion Shares equal approximately 62.4% of the outstanding Shares) upon a favorable stockholder vote and satisfaction of certain other conditions.

                  The Fund made a Hart-Scott-Rodino Pre-merger Notification filing with the U.S. Department of Justice with respect to the acquisition by Phoenix of the Conversion Shares. On September 29, 1997, the waiting period for Hart-Scott-Rodino Pre-merger Notification expired. On October 6, 1997 the Company converted $3,296,285.70 of the Note into 1,084,305 shares of Common Stock. Following such conversion the Company owned 16.9% of the then outstanding shares of the Company.

                  On December 19, 1997 the Company held a special meeting of its stockholders at which the stockholders, among other things, approved the issuance of shares of Common Stock to the Company upon conversion of the Note. Following the special stockholders meeting, on December 19, 1997, the balance of the Note was converted into 44,014,379 shares of Common Stock increasing the Company's ownership to 62.44% of the then outstanding shares after giving effect to the issuance.

                  Item 5 of the Schedule 13D is hereby amended in its entirety to read as follows:

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

                  (a) As of the date of this Statement, the Reporting Persons beneficially owned in the aggregate 50,000,000 Shares constituting 62.44% of the then outstanding Shares after giving effect to the issuance of the Conversion Shares (the percentage of Shares owned being based upon 30,078,495 Shares outstanding at August 8, 1997 as set forth in the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1997 plus the 4,901,316 Shares reported on the Schedule 13D filed September 29, 1997 and the

1,084,305 Shares reported on Amendment 1 to Schedule 13D filed October 10,
1997). The Reporting Persons may be deemed to have direct beneficial ownership of the Shares as follows:


                                                      APPROXIMATE PERCENTAGE OF
NAME                  NUMBER OF SHARES               THE THEN OUTSTANDING SHARES

Phoenix                  50,000,000                            62.44%


                  The Fund, as the sole member of Phoenix may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) 50,000,000 Shares.

                  Stonington L.P., as the general partner of the Fund may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) 50,000,000 Shares. Stonington L.P. disclaims beneficial ownership of such Shares for all other purposes.

                  Stonington II, as the general partner of Stonington L.P. may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) 50,000,000 Shares. Stonington II disclaims beneficial ownership of such Shares for all other purposes.

                  Stonington, as the management company of the Fund may be deemed to own beneficially (as that term is defined in Rule 13-d under the Securities Exchange Act of 1934) 50,000,000 Shares. Stonington disclaims beneficial ownership of such Shares for all other purposes.

                  (b) Phoenix has the sole power to vote or direct the vote of 50,000,000 Shares and the sole power to dispose or direct the disposition of such Shares. The Fund, Stonington L.P., Stonington II and Stonington may be deemed to share with Phoenix the power to vote or to direct the vote and to dispose or to direct the disposition of such Shares.

                  (c) Other than the purchase reported on this Statement, there have been no transactions in the Shares by the Reporting Persons or the individuals listed in Item I above during the past sixty days.

                  (d)  Not applicable.

                  (e)  Not applicable.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

                  The following Exhibits are filed herewith:

                  A.   Joint Filing Agreement.

                                   SIGNATURES


                  After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information contained in this Statement is true, complete and correct.

Dated:   December 23, 1997

                                  PHOENIX ACQUISITION COMPANY II, L.L.C.
                                  By:  Stonington Capital Appreciation 1994
                                           Fund, L.P., its sole member
                                  By:  Stonington Partners, L.P.,
                                       its general partner
                                  By:  Stonington Partners, Inc. II,
                                       its general partner


                                  By:      /s/ Judith A. Witterschein
                                       -------------------------------------
                                  Name:     Judith A. Witterschein
                                  Title:    Vice President & Secretary


                                  STONINGTON CAPITAL APPRECIATION 1994
                                       FUND L.P.
                                  By:  Stonington Partners, L.P.,
                                       its general partner
                                  By:  Stonington Partners, Inc. II,
                                       its general partner


                                  By:    /s/ Judith A. Witterschein
                                       -------------------------------------

                                  Name:     Judith A. Witterschein
                                  Title:    Vice President & Secretary


                                  STONINGTON PARTNERS, L.P.
                                  By:  Stonington Partners, Inc. II,
                                       its general partner


                                  By:    /s/ Judith A. Witterschein
                                       -------------------------------------

                                  Name:     Judith A. Witterschein
                                  Title:    Vice President & Secretary

                                  STONINGTON PARTNERS, INC. II

                                  By:    /s/ Judith A. Witterschein
                                       -------------------------------------

                                  Name:     Judith A. Witterschein
                                  Title:    Vice President & Secretary


                                  STONINGTON PARTNERS, INC.


                                  By:    /s/ Judith A. Witterschein
                                       -------------------------------------

                                  Name:     Judith A. Witterschein
                                  Title:    Vice President & Secretary

                                  EXHIBIT INDEX


                  A.   Joint Filing Agreement.

                                                                       EXHIBIT A
                                                                       ---------

                             JOINT FILING AGREEMENT



                  In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock, par value $0.01 per share, of Merisel, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filing. In evidence thereof, the undersigned hereby execute this Agreement this 23rd day of December, 1997.

                                  PHOENIX ACQUISITION COMPANY II, L.L.C.
                                  By:  Stonington Capital Appreciation 1994
                                       Fund, L.P., its sole member
                                  By:  Stonington Partners, L.P.,
                                       its general partner
                                  By:  Stonington Partners, Inc. II,
                                       its general partner


                                  By:      /s/ Judith A. Witterschein
                                       -------------------------------------

                                  Name:     Judith A. Witterschein
                                  Title:    Vice President & Secretary


                                  STONINGTON CAPITAL APPRECIATION 1994
                                  FUND L.P.
                                  By:  Stonington Partners, L.P.,
                                       its general partner
                                  By:  Stonington Partners, Inc. II,
                                       its general partner


                                  By:    /s/ Judith A. Witterschein
                                       -------------------------------------

                                  Name:     Judith A. Witterschein
                                  Title:    Vice President & Secretary


                                  STONINGTON PARTNERS, L.P.
                                  By:  Stonington Partners, Inc. II,
                                       its general partner


                                  By:    /s/ Judith A. Witterschein
                                       -------------------------------------
                                  Name:     Judith A. Witterschein

                                  Title:    Vice President & Secretary


                                  STONINGTON PARTNERS, INC. II



                                  By:    /s/ Judith A. Witterschein
                                       -------------------------------------
                                  Name:     Judith A. Witterschein
                                  Title:    Vice President & Secretary


                                  STONINGTON PARTNERS, INC.


                                  By:    /s/ Judith A. Witterschein
                                       -------------------------------------
                                  Name:     Judith A. Witterschein
                                  Title:    Vice President & Secretary